UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 4)

Rule 13e-3 Transaction Statement

under Section 13(e) of the Securities Exchange Act of 1934

Fantex, Inc.

Name of Subject Company (issuer)

Fantex, Inc.

Fantex Holdings, Inc.

Cornell “Buck” French

David Beirne

(Names of Filing Persons)

Common Stock, consisting of:

Fantex Series Vernon Davis Convertible Tracking Stock, Par Value $0.0001 Per Share,

Fantex Series EJ Manuel Convertible Tracking Stock, Par Value $0.0001 Per Share,

Fantex Series Mohamed Sanu Convertible Tracking Stock, Par Value $0.0001 Per Share,

Fantex Series Alshon Jeffery Convertible Tracking Stock, Par Value $0.0001 Per Share,

Fantex Series Michael Brockers Convertible Tracking Stock, Par Value $0.0001 Per Share,

Fantex Series Jack Mewhort Convertible Tracking Stock, Par Value $0.0001 Per Share, and

Platform Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

30729Q 109 (Fantex Series Vernon Davis Convertible Tracking Stock)

30729Q 307 (Fantex Series EJ Manuel Convertible Tracking Stock)

30729Q 406 (Fantex Series Mohamed Sanu Convertible Tracking Stock)

30729Q 505 (Fantex Series Alshon Jeffery Convertible Tracking Stock)

30729Q 604 (Fantex Series Michael Brockers Convertible Tracking Stock)

30729Q 703 (Fantex Series Jack Mewhort Convertible Tracking Stock)

30729Q 869 (Platform Common Stock)

(CUSIP Number of Class of Securities)

Cornell “Buck” French

Chief Executive Officer

Fantex, Inc.

330 Townsend Street, Suite 234

San Francisco, CA 94107

Phone: (415) 592-5950

With a copy to:

Patrick A. Pohlen, Esq.

Jim Morrone, Esq.

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

Calculation of Filing Fee

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$131,033.60	$15.19

*                   Estimated for purposes of calculating the filing fee only. This amount assumes the aggregate cash payment by the Company of $2.73 per pre-reverse split share of Fantex Series Vernon Davis Convertible Tracking Stock, $1.91 per pre-reverse split share of Fantex Series EJ Manuel Convertible Tracking Stock, $12.41 per pre-reverse split share of Fantex Series Mohamed Sanu Convertible Tracking Stock, $11.08 per pre-reverse split share of Fantex Series Alshon Jeffery Convertible Tracking Stock, $10.59 per pre-reverse split share of Fantex Series Michael Brockers Convertible Tracking Stock and $12.29 per pre-reverse split share of Fantex Series Jack Mewhort Convertible Tracking Stock in lieu of fractional shares immediately following a 1-for-200 reverse stock split to holders of fewer than 200 shares of each of the Company’s Tracking Stocks prior to the reverse stock split. The aggregate cash payment is equal to the product of the price per pre-reverse stock split share of the respective Tracking Stock and 9,096 pre-reverse stock split shares of Fantex Series Vernon Davis Convertible Tracking Stock, 6,694 pre-reverse stock split shares of Fantex Series EJ Manuel Convertible Tracking Stock, 2,927 pre-reverse stock split shares of Fantex Series Mohamed Sanu Convertible Tracking Stock, 3,648 pre-reverse stock split shares of Fantex Series Alshon Jeffery Convertible Tracking Stock, 1,087 pre-reverse stock split shares of Fantex Series Michael Brockers Convertible Tracking Stock and 384 pre-reverse stock split shares of Fantex Series Jack Mewhort Convertible Tracking Stock, the estimated aggregate number of shares held by such holders of each such Tracking Stock.

**              Determined in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, at a rate equal to $115.90 per $1 million of the Transaction Value, calculated as described above.

☒              Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $15.14

Filing Party: Fantex, Inc.

Form or Registration No.: Schedule 13E-3 (File NO. 005-89635)

Date Filed: November 18, 2016

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS TRANSACTION STATEMENT ON SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION

This Amendment No. 4 amends the Rule 13e-3 Transaction Statement on Schedule 13E-3 initially filed on September 22, 2016 and amended by Amendment No. 1 filed on November 18, 2016, Amendment No. 2 filed on December 7, 2016 and Amendment No. 3 filed on December 22, 2016 (as amended, the “Transaction Statement”), and is being filed with the Securities and Exchange Commission by Fantex, Inc., a Delaware corporation (“Fantex” or the “Company”), Fantex Holdings, Inc., a Delaware corporation, Cornell “Buck” French and David Beirne (collectively, the “Filing Persons”), in connection with a going private transaction. This Amendment No. 4 is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to the Transaction Statement solely to report the results of the Rule 13e-3 transaction described below. Except as set forth in this Amendment No. 4, all information in this Transaction Statement remains unchanged.

On September 19, 2016, the Company filed a preliminary information statement on Schedule 14C (the “Original Information Statement”) pursuant to Regulation 14C under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), describing amendments to the Company’s Amended and Restated Certificate of Incorporation to effect a reverse stock split of each of the Company’s series of convertible tracking stock (“Convertible Tracking Stock”), other than shares of Convertible Tracking Stocks included in the Company’s Fantex Sports Portfolio 1 Units, at an exchange ratio of 1-for-200 (the “Reverse Split”), immediately followed by a forward stock split of such series of Convertible Tracking Stocks, at an exchange ratio of 200-for-1 shares (the “Forward Split” and together with the Reverse Split, the “Reverse/Forward Split”).

On November 18, 2016, the Company filed an Amendment No. 1 to the Original Information Statement (as amended, the “Amended Information Statement”) pursuant to Regulation 14C under the Exchange Act with respect to the Reverse/Forward Split. On December 7, 2016, the Company filed an Amendment No. 2 to the Amended Information Statement (as amended by the Amended Information Statement, the “Second Amended Information Statement”) pursuant to Regulation 14C under the Exchange Act with respect to the Reverse/Forward Split. On December 22, 2016, the Company filed a definitive information statement on Schedule 14C (the “Information Statement”) pursuant to Regulation 14C under the Exchange Act with respect to the Reverse/Forward Split.

The Certificate of Amendment to effectuate the Reverse Split was filed with the Secretary of State of the State of Delaware, and became effective, on January 23, 2017 (the “Reverse Split Effective Time”). The Certificate of Amendment to effectuate the Forward Split was filed with the Secretary of State of the State of Delaware, and became effective, on January 24, 2017 (the “Forward Split Effective Time”). At the Reverse Split Effective Time, every 200 shares of each series of Convertible Tracking Stock then-issued and outstanding (other than shares of the Convertible Tracking Stocks included in the Units) were automatically combined into one share of the same series of issued and outstanding Convertible Tracking Stock, without any change in the par value per share or the number of shares authorized. Fractional shares were not issued as a result of the Reverse Split; instead, holders of pre-Reverse Split shares of the Convertible Tracking Stocks (other than holders of Units), who otherwise would have been entitled to receive a fractional share as a result of the Reverse Split received a cash payment in lieu of fractional shares to which they would otherwise be entitled on a post-Reverse Split share basis for such fractional interests (the “Cash Out”). At the Forward Split Effective Time, after giving effect to the Cash Out, each share of each series of Convertible Tracking Stock issued and outstanding (other than shares of Convertible Tracking Stocks included in the Units) was automatically reclassified into 200 shares of the same series of issued and outstanding Convertible Tracking Stock without any change in the par value per share or the number of shares authorized.

Immediately following the Reverse/Forward Split, the number of issued and outstanding shares of each of the Convertible Tracking Stocks is as follows:

Series of Convertible Tracking Stock	Shares Issued and Outstanding
Fantex Series Vernon Davis Convertible Tracking Stock	412,935
Fantex Series EJ Manuel Convertible Tracking Stock	518,055
Fantex Series Mohamed Sanu Convertible Tracking Stock	161,846
Fantex Series Alshon Jeffery Convertible Tracking Stock	832,745
Fantex Series Michael Brockers Convertible Tracking Stock	361,650
Fantex Series Jack Mewhort Convertible Tracking Stock	267,751

In addition, the total number of shares of the Company’s Common Stock issued and outstanding immediately following the Reverse/Forward Split was 107,095,425.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2017

FANTEX, INC.

By:	/s/ Cornell “Buck” French
Name: Cornell “Buck” French
Title: President and Chief Executive Officer

FANTEX HOLDINGS, INC.

By:	/s/ Cornell “Buck” French
Name: Cornell “Buck” French
Title: President and Chief Executive Officer

CORNELL “BUCK” FRENCH

/s/ Cornell “Buck” French

DAVID BEIRNE

/s/ David Beirne

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